Exhibit 99.2

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

Thousands of Euros (except share and share data)	Notes	Three months ended 06/30/2015	Three months ended 06/30/2014	Six months ended 06/30/2015	Six months ended 06/30/2014
Revenue	4	€569	€1,316	€1,185	€2,601
Cost of sales		(1,168)	(1,391)	(2,534)	(2,943)
Gross loss		(599)	(75)	(1,349)	(342)
Research and development expenses	5	(4,439)	(539)	(9,210)	(1,047)
General and administrative expenses	6	(3,547)	(2,689)	(6,343)	(4,791)
Other operating (expense)/income - net	7	-	(39)	-	42
Loss from operating activities - continuing operations		(8,585)	(3,342)	(16,902)	(6,138)
Finance expense	8	(16,132)	(10,617)	(13,189)	(12,250)
Other income/(expense)		-	75	(1)	75
Loss before income tax		(24,717)	(13,884)	(30,092)	(18,313)
Income tax		(24)	(66)	(55)	(86)

Loss for the period - all attributable to equity holders of the Company		€(24,741)	€(13,950)	€(30,147)	€(18,399)
Other comprehensive income:
Currency translation adjustment		181	(38)	(397)	(43)

Total comprehensive loss for the period		€(24,560)	€(13,988)	€(30,544)	€(18,442)
Basic and diluted loss per share (euro)	9	€(15.0)	€(79.2)	€(19.1)	€(170.7)

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at June 30, 2015 (unaudited) and December 31, 2014

Thousands of Euros	Notes	06/30/2015	12/31/2014
		(unaudited)
Assets
Property, plant and equipment	10	€1,840	€1,238
Total non-current assets		1,840	1,238
Inventories	11	1,318	1,118
Trade and other receivables	12	3,552	761
Cash and cash equivalents		46,697	45,616
Total current assets		51,567	47,495
Total assets		€53,407	€48,733
Equity
Share capital		1,727	1,503
Share premium		136,154	122,084
Capital contribution		723	723
Other reserves		12,415	12,415
Currency translation reserve		(1,019)	(622)
Accumulated share compensation reserve		6,213	5,149
Accumulated deficit		(136,865)	(106,718)
Total equity attributable to equity holders of the company		19,348	34,534
Liabilities
Warrant liability	14	24,498	7,239
Defined pension liability		62	61
Total non-current liabilities		24,560	7,300
Trade and other payables	13	7,184	5,055
Deferred income	4	2,307	1,835
Current taxes payable		8	9
Total current liabilities		9,499	6,899
Total liabilities		34,059	14,199
Total equity and liabilities		€53,407	€48,733

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

at June 30, 2015

Thousands of Euros	Share capital	Share premium	Capital contribution	Other reserves		Currency translation reserve	Share compensation reserve	Accumulated deficit	Total
Balance at January 1, 2014	€39	€7,074	€723	€10,642		€1	€-	€(86,052)	€(67,573)
Total comprehensive income	-	-	-	-		(43)	-	(18,401)	(18,444)
Share based payment	-	-	-	-		-	1,687	-	1,687
Equity arising on convertible debt	-	-	-	1,773		-	-	-	1,773
Conversion of preference into ordinary shares	841	72,194	-	-		-	-	-	73,035

Issue of ordinary shares	39	3,654	-		-	-	-	-	3,693
Balance at June 30, 2014	€919	€82,922	€723	€12,415		€(42)	€1,687	€(104,453)	€(5,829)
Balance at January 1, 2015	1,503	122,084	723	12,415		(622)	5,149	(106,718)	34,534
Total comprehensive loss	-	-	-	-		(397)	-	(30,147)	(30,544)
Share based payment	-	-	-	-		-	1,064	-	1,064

Issue of ordinary shares net of issue costs	224	14,070	-	-		-	-	-	14,294
Balance at June 30, 2015	€1,727	€136,154	€723	€12,415		€(1,019)	6,213	€(136,865)	€19,348

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

for the six months ended June 30, 2015 and 2014

Thousands of Euros	Six months ended 06/30/2015	Six months ended 06/30/2014
Operating activities loss for the period	(30,147)	(18,399)
Adjustments for:
Finance expense	13,189	12,250
Depreciation/impairment of property, plant & equipment	153	137
Income tax expense	55	86
Loss/(profit) on the sale of fixed assets	1	(75)
Share based payment	1,064	`1,601
Foreign exchange (gains)/losses	(226)	10
Operating cash outflows before movements in working capital	(15,911)	(4,390)
(Increase)/decrease in inventory	(200)	580
(Increase) in trade and other receivables	(2,791)	(1,126)
Increase in trade and other payables	2,129	2,174
Increase/(decrease) in deferred income and defined benefit pension liability	473	(623)
Income taxes paid	(56)	(86)
Net cash used in operating activities	(16,356)	(3,471)
Cash flows from investing activities:
Purchases of property, plant and equipment	(756)	(293)
Interest received	(5)	-
Proceeds on sale of fixed assets	-	75
Net cash used in investing activities	(761)	(218)
Cash inflows from financing activities:
Proceeds from issue of shares net of issue costs	14,294	12,497
Net cash inflows from financing activities	14,294	12,497
Net (decrease)/increase in cash and cash equivalents	(2,823)	8,808
Cash and cash equivalents at the beginning of the period	45,616	2,692
Effect of foreign exchange rate changes	3,904	33
Cash and cash equivalents at the end of the period	€46,697	€11,533

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION

(UNAUDITED)

1   Reporting entity

Innocoll AG, a German stock corporation, is a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need.

2   Basis of preparation

The condensed interim consolidated financial information are for the three months and six months ended June 30, 2015 and are presented in euro (‘€’). They do not include all of the information required in annual financial statements prepared in accordance with IFRSs, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014.

The interim financial statements have been approved for issue by the Supervisory Board on August 13th, 2015.

Correction of comparatives

During the three months ended September 30, 2014 the company identified and corrected an amount of €0.3m relating to share issuance costs that resulted in a decrease of general and administrative expense and a decrease in share premium that would have been recorded during the three months ended March 31, 2014. The adjustment was made in the nine months ended September 30, 2014 and management has deemed that the adjustment was not material to the quarter or six months ended June 30, 2014.

In evaluating whether the company’s previously issued consolidated financial statements were materially misstated, the company considered the guidance in “IAS 8 Accounting policies, changes in accounting estimates and errors” and the company concluded that correction of the prior period amount was not material individually or in the aggregate to the quarter or six months ended June 30, 2014.

3   Summary of significant accounting policies

The accounting policies applied in this interim financial information is the same as those applied in the group’s consolidated financial information as at and for the year ended December 31, 2014.

4   Segmental reporting

The entire group’s revenue is derived from one operating segment which can be spread among five geographical regions. The group principally sells four products; CollatampG® globally outside of the United States, Septocoll® within Europe and the Middle East, CollaGUARD® within Europe, the Middle East and Asia and RegenePro® within the United States. The results of the group are reported on a consolidated basis to the chief operating decision maker of the group, the chief executive officer. There are no reconciling items between the group’s reported income statement and statement of financial position and the results and financial position, respectively, of the above segment.

The majority of the product revenue for the three months ended June 30, 2015 of €0.6 million, relates to sales of CollatampG®. The group receives a contractually agreed percentage of the net in-market sales of CollatampG® from one of its customers which distributes the product. This is recognized in two parts; the first amount is recognized for the manufacture and sale of product at the point of sale; and the final amount when the product is sold.

As of June 30, 2015, the group had deferred income in the amount of €2.3 million relating to upfront payments in the amount of €0.8 million in respect of Septocoll® customers, €1.1m in respect of its CollaGUARD® customers with the remaining €0.4 million relating to its RegenePro® customer. Innocoll expects to deliver products to these customers in 2015 and in 2016 in settlement of these advance payments.

As mentioned above, the group has determined that all revenue is derived from one business segment. The supervisory board has reviewed the impact of IFRS 8 “Operating Segments” on the financial statements with the above in mind. Given that the group only has one business segment, the supervisory board has concluded that it is not necessary to show the full requirements of the standard within this note as the key information is displayed in other areas of the financial information.

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

4   Segmental reporting (continued)

The distribution of revenue by customers’ geographical area was as follows:

Thousands of Euros	Three months ended 06/30/15	Three months ended 06/30/14	Six months ended 06/30/15	Six months ended 06/30/14
Europe	526	1,277	1,125	2,555
US	8	2	19	9
Asia	35	37	41	37
Gross revenue	569	1,316	1,185	2,601

5   Research and development expenses

Thousands of Euros	Three months ended 06/30/15	Three months ended 06/30/14	Six months ended 06/30/15	Six months ended 06/30/14
Employee compensation	494	358	925	725
External clinical research costs	3,765	88	7,948	130
General operating costs	180	93	337	192
Total research and development expenses	4,439	539	9,210	1,047

Research and development expenses include labor, materials and direct overheads associated with the various research programs.

6   General and administrative expenses

Thousands of Euros	Three months ended 06/30/15	Three months ended 06/30/14	Six months ended 06/30/15	Six months ended 06/30/14
Employee compensation	1,469	672	2,193	1,258
Depreciation	79	52	153	62
Share based payment	517	1,118	1,064	1,601
Other	1,482	847	2,933	1,870
Total general and administrative expenses	3,547	2,689	6,343	4,791

7   Other operating expense - net

Thousands of Euros	Three months ended 06/30/15	Three months ended 06/30/14	Six months ended 06/30/15	Six months ended 06/30/14
Impairment of property, plant and equipment	-	38	-	75
Compensation for amendments to supply agreement	-	-	-	(118)
Other expense	-	1	-	1
Total other operating expense	-	39	-	(42)

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

8   Finance expense

Thousands of Euros	Three months ended 06/30/15	Three months ended 06/30/14	Six months ended 06/30/15	Six months ended 06/30/14
Interest on convertible preferred shares	-	1,427	-	3,064
Fair value expense on warrants	14,420	9,272	17,259	9,272
Foreign exchange loss/(gain)	1,684	(82)	(4,074)	(87)
Interest received	(106)	-	(130)	-
Other expense	134	-	134	1
Total finance expense	16,132	10,617	13,189	12,250

9   Loss per share

The weighted average number of ordinary shares (denominator - basic) amounted to 1,655,403 for the three months ended June 30, 2015 (three months ended June 30, 2014: 176,083).

The basic loss per share for the three months ended June 30, 2015 was €15.0 (three months ended June 30, 2014: €79.2).

The weighted average number of ordinary shares (denominator - basic) amounted to 1,579,757 for the six months ended June 30, 2015 (six months ended June 30, 2014: 107,796).

The basic loss per share for the six months ended June 30, 2015 was €19.1 (loss for the six months ended June 30, 2014: €170.7).

	Three months ended 06/30/2015	Three months ended 06/30/2014	Six months ended 06/30/2015	Six months ended 06/30/2014
Numerator - Thousands of Euros:
Net loss - basic and diluted	(24,741)	(13,950)	(30,147)	(18,399)

Denominator - number of shares:
Weighted-average shares outstanding - basic and diluted	1,655,403	176,083	1,579,757	107,796

Loss per share:
Basic and diluted	(15.0)	(79.2)	(19.1)	(170.7)

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

9   Loss per share (continued)

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.

For the three months ended June 30, 2015 the reconciliation primarily relates to non-cash expense in the amount of €0.5 million with respect to share-based compensation and €14.4 million with respect to fair value expense on warrants. On a non-GAAP-basis, the net loss for the three months ended June 30, 2015 was €9.8 million, or €5.9 per share, compared to €3.6 million, or €20.2 per share for the three months ended June 30, 2014.

For the six months ended June 30, 2015 the reconciliation primarily relates to non-cash expenses in the amount of €1.1 million with respect to share-based compensation and €17.3 million with respect to fair value expense on warrants. On a non-GAAP-basis, the net loss for the six months ended June 30, 2015 was €11.8 million, or €7.5 per share, compared to €7.5 million, or €69.8 per share for the six months ended June 30, 2014.

	Three months ended 06/30/2015	Three months ended 06/30/2014	Six months ended 06/30/2015	Six months ended 06/30/2014
Numerator for non-GAAP loss per share- Thousands of Euros:
Net loss - basic and diluted	(24,741)	(13,950)	(30,147)	(18,399)
Share based payments	517	1,118	1,064	1,601
Fair value expense on warrants	14,420	9,272	17,259	9,272
Non-GAAP net loss - basic	(9,804)	(3,560)	(11,824)	(7,526)

Denominator - number of shares:
Weighted-average shares outstanding – basic and diluted	1,655,403	176,083	1,579,757	107,796

Loss per share:
Basic and diluted	(5.9)	(20.2)	(7.5)	(69.8)

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

10   Property, plant and equipment

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2015	937	11,489	1,679	14,105
Additions	47	614	95	756
Disposals	-	-	(110)	(110)
Balance June 30, 2015	984	12,103	1,664	14,751
Depreciation
Balance January 1, 2015	519	10,736	1,612	12,867
Depreciation charge for period	31	111	11	153
Depreciation on disposals	-	-	(109)	(109)
Balance June 30, 2015	550	10,847	1,514	12,911
Net book value
At June 30, 2015	434	1,256	150	1,840

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2014	673	11,102	1,657	13,432
Additions	-	287	6	293
Disposals	-	(236)	-	(236)
Balance June 30, 2014	673	11,153	1,663	13,489
Depreciation
Balance January 1, 2014	479	10,615	1,606	12,700
Depreciation charge for period	8	52	2	62
Impairment charge for period	-	75	-	75
Disposals	-	(236)	-	(236)
Balance June 30, 2014	487	10,506	1,608	12,601
Net book value
At June 30, 2014	186	647	55	888

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

10   Property, plant and equipment (continued)

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2014	673	11,102	1,657	13,432
Additions	264	623	22	909
Disposals	-	(236)		(236)
Balance December 31, 2014	937	11,489	1,679	14,105
Depreciation
Balance January 1, 2014	479	10,615	1,606	12,700
Depreciation charge for year	40	202	6	248
Impairment charge for year	-	155	-	155
Disposals	-	(236)	-	(236)
Balance December 31, 2014	519	10,736	1,612	12,867
Net book value
At December 31, 2014	418	753	67	1,238

11   Inventories

Thousands of Euros	06/30/2015	12/31/2014
Raw materials	613	511
Work in progress	628	505
Finished goods	77	102
Total inventories	1,318	1,118

The replacement cost of inventory does not differ materially from its carrying value. The impairment provision against inventory amounted to €0.5 million (2014: €0.6 million).

12   Trade and other receivables

Thousands of Euros	06/30/2015	12/31/2014
Trade receivables, net	362	326
Sales taxes receivable	220	159
Prepaid expenses and other current assets	2,970	276
Total trade and other receivables	3,552	761

The impairment provision against trade receivables amounted to €0.04 million at June 30, 2015 (2014: €0.04 million).

13   Trade and other payables

Thousands of Euros	06/30/2015	12/31/2014
Trade payables	4,552	2,525
Accrued expenses	2,632	2,530
Total trade and other payables	7,184	5,055

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

14    Warrant liability

All options to investors have been classified as a liability due to certain provisions pursuant to which the exercise price of the options may be reduced in the event that the company issues or sells any of its ordinary shares at a price per share less than the exercise price in effect immediately prior to such issue or sale. Pursuant to a notarial deed entered into on June 16, 2014 the shareholders of Innocoll GmbH agreed to amend and terminate all preference, redemption and cumulative dividend rights by converting all preferred shares into ordinary shares of Innocoll GmbH, which had the effect of increasing the value of the ordinary shares and the options.  On July 3 2014, Innocoll GmbH transformed into a German stock corporation Innocoll AG, and Innocoll AG subsequently entered into an amended and restated Option Agreement with the option holders on July 10, 2014.   The options issued by Innocoll AG have an initial expiration date of June 15, 2019, subject to possible extension for an additional 54 month period subject to a shareholder resolution.  Innocoll AG issued ADS in its initial public offering priced on July 24, 2014 at a price of $9.00 per ADS, or the equivalent of €88.52 per ordinary share.  This resulted in the reduction of the exercise price from €100.00 per ordinary share to €88.52 per ordinary share pursuant to the above-described exercise price adjustment provision.  A follow on offering in April 2015 was also priced at $9 and therefore the exercise price of the options remains unaffected. In addition, as Innocoll AG is a public company post the completion of its initial public offering, the shareholder resolution required for the term extension is uncertain, therefore the expiration date for purposes of valuation is assumed to be June 15, 2019.  As a result of the above described provisions and events, the option liability has been valued at €24.5 million as of June 30, 2015 as compared to €7.2 million as of December 31, 2014.

15    Capital Commitments

In June, 2015 the Company entered a lease for a building beside its Saal, Germany manufacturing facility. Prior to the lease commencing the Landlord is to carry out reconstruction work on the building. The Company has committed to contribute €0.5 million to the cost of the reconstruction.

16    Post balance sheet event

There have been no significant post balance sheet events.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

CONVENIENCE TRANSLATION INTO US DOLLARS

Thousands of US Dollars, converted at a rate of $1.1189 per euro (except for share and share data)	Three Months Ended 06/30/15	Six Months Ended 06/30/15
Revenue	$637	$1,326
Cost of sales	(1,307)	(2,835)
Gross loss	(670)	(1,509)
Research and development expenses	(4,967)	(10,305)
General and administrative expenses	(3,969)	(7,097)
Other operating expense - net	-	-
Loss from operating activities - continuing operations	(9,606)	(18,911)
Finance expense	(18,050)	(14,757)
Other income	-	(1)
Loss before income tax	(27,656)	(33,669)
Income tax	(27)	(62)
Loss for the period - all attributable to equity holders of the Company	(27,683)	(33,731)
Other comprehensive income:
Currency translation adjustment	203	(444)
Total comprehensive loss for the period	(27,480)	(34,175)
Basic and diluted loss per share (USD)	(16.7)	(21.4)

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONVENIENCE TRANSLATION INTO US DOLLARS

at June 30, 2015 (unaudited)

Thousands of US Dollars, converted at a rate of $1.1189 per euro	06/30/2015
(unaudited)
($’000)
Assets
Property, plant and equipment	$2,059
Total non-current assets	2,059
Inventories	1,475
Trade and other receivables	3,974
Cash and cash equivalents	52,249
Total current assets	57,698
Total assets	59,757
Equity
Share capital	1,932
Share premium	152,343
Capital contribution	809
Other reserves	13,891
Currency translation reserve	(1,140)
Accumulated share compensation reserve	6,952
Accumulated deficit	(153,138)
Total equity attributable to equity holders of the company	21,649
Liabilities
Warrant liability	27,411
Defined pension liability	69
Total non-current liabilities	27,480
Trade and other payables	8,038
Deferred income	2,581
Current taxes payable	9
Total current liabilities	10,628
Total liabilities	38,108
Total equity and liabilities	$59,757

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

CONVENIENCE TRANSLATION INTO US DOLLARS

for the six months ended June 30, 2015

Thousands of US Dollars, converted at a rate of $1.1189 per euro	Six months ended 06/30/2015
($’000)
Operating activities loss for the period	$(33,731)
Adjustments for:
Finance expense	14,757
Depreciation/impairment of property, plant & equipment	171
Income tax expense	62
Loss on the sale of fixed assets	1
Share based payment	1,191
Foreign exchange gains	(253)
Operating cash outflows before movements in working capital	(17,802)
Increase in inventory	(224)
Increase in trade and other receivables	(3,123)
Increase in trade and other payables	2,382
Increase in deferred income and defined benefit pension liability	529
Income taxes paid	(63)
Net cash used in operating activities	(18,301)
Cash flows from investing activities:
Purchases of property, plant and equipment	(846)
Interest received	(6)
Proceeds on sale of fixed assets	-
Net cash used in investing activities	(852)
Cash inflows from financing activities:
Proceeds from issue of shares- net of issue costs	15,994
Net cash inflows from financing activities	15,994
Net decrease in cash and cash equivalents	(3,159)
Cash and cash equivalents at the beginning of the period	51,040
Effect of foreign exchange rate changes	4,368
Cash and cash equivalents at the end of the period	$52,249